Bond Laboratories, Inc.
11011 Q Street, Building A, Suite 106
Omaha, NE 68137

March 3, 2010

Staci Shannon
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Bond Laboratories, Inc. Form 10K for Fiscal Year Ended December 31, 2008 File Number 000-52369

Dear Ms. Shannon:

The Company is working diligently to provide accurate and thorough responses to the questions raised in your comment letter dated February 5, 2010 and intends to file its response by March 5, 2010.

I appreciate your understanding and patience. In the meantime, please do not hesitate to contact me at 402-504-3105 with any questions or comments regarding this or any other matters.

Yours truly,

Bond Laboratories, Inc.

/s/ Michael Abrams
Michael Abrams
Chief Financial Officer